Exhibit 99.6

TITAN TRADING ANALYTICS INC.
Unit 120, 4445 Calgary Trail, Edmonton, Alberta, T6H 5R7
Telephone: (780) 438-1239 Fax: (780) 438-1249

                          TSX Venture Trading Symbol: TTA
                                 NASD OTCBB Trading Symbol: TITAF

NEWS RELEASE

Titan Trading Analytics Inc. continues advancement towards commercialization.

EDMONTON, ALBERTA - (September 25, 2008) - Titan Trading Analytics Inc. (TSX VENTURE: TTA) (OTCBB: TITAF) ("Titan") and its wholly owned subsidiary, Titan Trading USA, reports that it is advancing towards commercialization through key operational developments.

Titan is currently performing Beta and Acceptance testing on its TickAnalyst suite of products, to ensure that Titan’s products function properly under historical and live conditions. This testing process utilizes key in-house non-programming staff as well as independent consultants contracted by Titan, working closely with Titan’s software engineers for quality assurance of Titan’s applications and products. Titan’s testing process, which meets and exceeds industry standards, is currently performing a number of testing procedures simultaneously on large amounts of historical data as well as live data, down to the tick level, to test the robustness of its applications under rigorous conditions with the expectation of soon bringing a fully automated production offering to commercialization.

“We are pleased that the shareholders have been supportive during the programming and development phase of our company’s history. We have expended considerable resources during this time and we’re optimistic that this last phase of testing will enable us to commercially launch the TickAnalyst suite of products in the very near future.” stated Dr. Ken Powell, President and CEO of Titan.

About Titan

Titan Trading Analytics Inc. is a premier software developer and through its wholly owned subsidiary, Titan Trading USA LLC, a provider of investment analysis, investment management and automated trading solutions for institutional investors and selected groups around the world. Titan Trading Analytics Inc has developed an electronic trading and financial analysis software platform designed to capture, analyze, and execute trades on real-time streaming and historical market tick data. This flagship product is a uniquely powerful and cutting edge automated trading platform. Titan Trading USA LLC utilizes these systems with proprietary models developed, tried and tested over many years to manage assets for selected groups in global markets. Titan's internally developed products and services are at the forefront of the high growth global investment management and trading industry.

FOR FURTHER INFORMATION PLEASE CONTACT:

Titan Trading Analytics Inc.
Kenneth W. Powell, President & CEO: kpowell@titantrading.com
(780) 438-1239
www.titantrading.com

Or

Renmark Financial Communications
Barry Mire: bmire@renmarkfinancial.com
Victoria Stepanova : vstepanova@renmarkfinancial.com
T: (514) 939-3989
F: (514) 939-3717
www.renmarkfinancial.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.